Filed Pursuant to Rule 433

Registration Statement No.

333-251074-01

Dated March 17, 2022

Southwest Gas Corporation

$600,000,000 4.05% SENIOR NOTES DUE 2032

Final Term Sheet

March 17, 2022

Issuer:	Southwest Gas Corporation

Title of Securities:	4.05% Senior Notes due 2032

Security Type:	Senior Unsecured Fixed Rate Notes

Ratings[1]:	Baa1/Stable by Moody’s Investors Service, Inc. BBB/CreditWatch Developing by Standard & Poor’s Ratings Services A/Negative by Fitch Ratings Ltd.

Format:	Registered with the Securities and Exchange Commission

Trade Date:	March 17, 2022

Settlement Date (T+3) [2]:	March 22, 2022

Maturity Date:	March 15, 2032

Aggregate Principal Amount Offered:	$600,000,000

Net Proceeds to the Issuer:	$593,862,000 (after underwriting discount)

Benchmark Treasury:	1.875% due February 15, 2032

Benchmark Treasury Yield:	2.196%

Spread to Benchmark Treasury:	T+190 basis points

Re-offer Yield:	4.096%

Coupon:	4.05% per annum

Price to the Public (Issue Price):	99.627% of the principal amount

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, beginning on September 15, 2022

Redemption Provisions:

At any time prior to December 15, 2031, or the Par Call Date, the issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, less (b) interest accrued to, but excluding, the date of redemption; and

•   100% of the principal amount of the Notes then outstanding to be redeemed plus, in each case, accrued and unpaid interest to, but excluding, the redemption date.

At any time on or after the Par Call Date, the issuer may redeem the Notes, in whole or in part, at any time and from time to time, at 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest up to, but excluding, the redemption date.

CUSIP / ISIN:	845011AE5 / US845011AE58

Minimum Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	KeyBanc Capital Markets Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Blaylock Van, LLC Penserra Securities LLC Samuel A. Ramirez & Company, Inc.

[1]

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

[2]

We expect to deliver the Notes on or about March 22, 2022, which will be the third business day following the date of this term sheet (“T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of this term sheet will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement on December 2, 2020 (including a prospectus dated December 2, 2020) and a preliminary prospectus supplement, dated March 17, 2022 (the “Preliminary Prospectus Supplement”), with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. These documents are publicly available by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, MUFG Securities Americas Inc. toll free at 1-877-649-6848, TD Securities (USA) LLC toll free at 1-855-495-9846 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.